JAMES MARITIME HOLDINGS, INC

January 31, 2025

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Attn: Keira Nakada

RE: Response to SEC comment letter dated 12/11/2024

Dear Keira Nakada,

Please see our response to your letter.

1.Response: During 2023, we fully integrated the results of operations of USS, which had been acquired in September 2022.  As a result of our acquisition, the increase in revenues outpaced cost of sales due to contracts with higher margins, reduced overhead (primarily no longer using sub-contractors), and a more precise approach in implementing our operations.  During 2024, we experienced a sales drop but maintained our wages without any other cost cutting measures.

2.Response: During the year ended December 31, 2022, the majority of the Company’s general and administrative expenses consisted of professional services for $713,670, consulting for $461,006 and loss on impairment of goodwill and intangibles for $780,086.  In 2023, these general and administrative expenses consisted of some different key balances: professional services of $585,801, bad debt expense of $200,000 and amortization of $1,191,898. For the nine months ended September 30, 2024, significant components of general and administrative expenses consisted of warrants issued for services for $1,138,500, consulting (which included the issuance of Series B, Preferred Stock - $2,500,000) for $2,589,043 and professional services of $788,154.

3.Response: In connection with the filing of our December 31, 2024 Form 10-K and all future filings, all officers and required directors will execute the document.

4.Response: In 2022, we owed $335,572 to Westwood Funding and $320,350 to YI 26, LLC for a total of $655,922.  In December, 2022, we entered into settlement agreements totaling $257,000.  As a result, we recorded a gain on debt settlement of $398,922. Pursuant to the guidance in ASC 470-50 (Debt – Modifications and Extinguishments), we noted the guidance in ASC 470-50-40-2, "A difference between the reacquisition price of the debt and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods."

5.Response: The Company engaged a third party to compute our ERCTC eligibility based upon eligible wages per quarter.  As a result, we determined that $2,959,811 was properly reflected as other income in our Form 10-K.  The Company recorded other income upon the receipt of funds since there was uncertainty regarding the government’s payment timeline. Pursuant to the guidance in ASC 105 – Generally Accepted Accounting Principles, Since U.S. GAAP does not have explicit guidance for government assistance in the form of tax credits, companies must apply existing guidance by analogy.  The Company relied upon ASC 450-30 – Contingencies: Gain Contingencies, noting you would only recognize it when it is realized or realizable (i.e., when all eligibility criteria have been met, and collection is virtually certain). None of these amounts were used to offset payroll expenses.

6.Response: Our typical services contract for the guard business is for one month at the start of the engagement of services and then goes month-to-month thereafter.   Revenues are net 30 after the services are provided for any 30-day period.   We often times use a factoring bank on receivables due to the requirement that we front the guard expenses for the initial 30 days.  There is no required revenue recognition after the completion of the initial 30-day contract.

Our revenue recognition procedures as previously disclosed are consistent with ASC 606 – Revenue Recognition.

In assessing our policy on revenue recognition, we note that revenue is recognized at a point in time when control of the service is transferred to the customer, and the entity satisfies its performance obligation. For short-term services or services provided at a specific point, revenue is recognized upon completion.  We bill our customers after the completion of services.

In our business operations, pursuant to ASC 606-10-25-30, the transfer of control included the following considerations:

The customer has legal title to the asset:

-Legal ownership has been transferred from the seller to the buyer.

The customer has physical possession of the asset:

-  The good or service has been delivered or made available to the customer.

The customer has significant risks and rewards of ownership:

-The risks and rewards associated with owning the asset have shifted to the customer.

The customer has accepted the asset:

-The customer has formally or implicitly accepted the delivered good or service.

The entity has the right to payment for the asset:

-The entity is entitled to payment, and the payment is not contingent on future performance.

7.Response: The Company acknowledges the Staff’s comment and advises the Staff that it considers and follows the provisions of ASC 280-10-50-40, “Information about Products and Services” (“ASC 280-10-50-40”), when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company discloses revenues based on a combination of its personal protective products and security services.  The Company respectfully submits that the products and services produced and sold by each of these groups, including the products noted in the Staff’s comment, in all material respects constitute groups of similar products, and that further disaggregation of revenues within these groups is therefore not required by ASC 280-10-50-40.

Based on this analysis, the Company believes that additional disclosure of revenues by product or service line is not required and that the related disclosure in the 2023 Form 10-K satisfies the disclosure requirements of ASC 280-10-50-40.

ASC 280-10-50-21 requires that a public entity shall disclose the following general information:

a.Factors used to identify the public entity’s reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated); and

b.Types of products and services from which each reportable segment derives its revenues.

FASB ASC Topic 280, “Segment Reporting,” requires that public companies report profits and losses and certain other information on their “reportable operating segments” in their annual and interim financial statements. The internal organization used by the public company’s Chief Operating Decision Maker (CODM) to assess performance and allocate resources determines the basis for reportable operating segments. The Company’s CODM is the Chief Executive Officer. The CODM evaluates financial performance based on total entity-wide revenues and related operating income (loss). The CODM does not review assets by operating segment for the purposes of assessing performance or allocated resources.  Additionally, midway into 2023, the Company stopped selling its personal protective equipment, further supporting a one segment presentation.

We respectfully advise the Staff that the Company, after considering the guidance contained in FASB ASC paragraphs 280-10-50-1 through 280-10-50-9 (most notably, the identification of and information reviewed by its Chief Operating Decision Maker as well as its management/reporting structure), has concluded that it is comprised of a single operating segment and, as such, has a single reportable segment. In response to the Staff’s comment and in accordance with FASB ASC paragraph 280-10-50-21, in future filings, the Company will include disclosure that it operates in a single operating and reportable segment.

8.Response: The Company acknowledges the Staff’s comments and advises the Staff that it considers and follows the provisions of Accounting Standards Codification (“ASC”) 280-10-50-40, “Information about Products and Services” (“ASC 280-10-50-40”), and ASC 606-10-50-5, “Disaggregation of Revenue” (“ASC 606-10-50-5”), when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product or each group of similar products unless it is impracticable to do so. ASC 606-10-50-5 states that an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company discloses revenues based on one group of products/services: personal protective products (through mid-2023) and personal security services.  The Company believes that the products and services sold constitute groups of similar products in all material respects, and that disclosure of revenues for each such group, clearly and meaningfully depicts how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors within our marketplace. As a result, further disaggregation of revenues within these groups is not required by ASC 280-10-50-40 or ASC 606-10-50-5. With respect to our products and services, the Company does not view individually or in the aggregate as qualitatively or quantitatively material, and, as a result, it is appropriate and consistent with the principle expressed in Rule 4-02 of

Regulation S-X and ASC 280-10-50-40 to not present disaggregated revenue information separately.

For these reasons, the Company concluded that it is appropriate to view these products as a single group of similar products and services in the context of ASC 280-10-50-40 given their similar nature, end-use, and common customer type.

9.Response: Under GAAP, when we acquire businesses, we also estimate the fair value of any contingent consideration. Our estimates of fair value are based upon assumptions believed to be reasonable but which are uncertain and involve significant judgments by management. In determining the fair value of the contingent consideration we assessed the probability of this occurring to be 0%.  Based upon our historical results and expected future operations post-merger, we set a very high and likely unattainable threshold for purposes of completing the acquisition.  We believed that the initial consideration paid was substantial, but felt that the seller would be more inclined to assist our future growth opportunities with the contingent consideration.

10.Response: The note to Padang Padang, LTD for $48,874 was not discovered until 2024 as the lender had paid expenses on the Company’s behalf during 2023, but reimbursement of these expenses did not occur until 2024, at which time the note was identified.  The unrecorded note at December 31, 2023, represented an understated of liabilities of approximately 1.3% ($48,874/$3,733,310).  Pursuant to Staff Accounting Bulletin No. 99 – Materiality,  management determined that this difference was neither quantitatively nor qualitatively material.  Additionally, when considering the financial statement user, we do not believe this would be material in understanding the financial position, results of operations or cash flows of the Company.

11.Response: The Bayview Funding agreement was entered into on April 13, 2023 and has been properly reflected in the table on page 25 of the September 30, 2024 Form 10-Q at both December 31, 2023 ($398,533) and September 30, 2024 ($135,872). See disclosure (d) for the details of this note. We do not believe any change is needed.

12.Response: During 2022, the Company issued 100,000 units consisting of common stock and detachable warrants. To determine the fair value of the warrants issued we evaluated ASC 505-10 – Equity, which provides general guidance for equity transactions, including the issuance of stock and warrants, as well as focuses on recording equity instruments at fair value and allocating proceeds among multiple instruments issued in a bundled transaction.

When proceeds are received for a bundle of securities (e.g., common stock and warrants), the proceeds must be allocated to each component based on their relative fair values, per ASC 470-20 (Debt with Conversion and Other Options) principles, which are often applied by analogy.

We noted that these warrants met the definition of an equity instrument.  However, we applied the incremental method as we did not calculate the fair value of the warrants using a Black-Scholes model, rather we assigned the entirety of the proceeds received as the fair value of the common stock while treating the fair value of the warrants as a par value issuance (all equity instruments). The Company recorded the cash proceeds received and increased its common stock and additional paid in capital balances accordingly.   Additionally, we evaluated ASC 480 – Distinguishing Liabilities from Equity and noted that warrants are classified as equity since they are indexed to the Company’s own stock and meet the conditions for equity classification under ASC 815-40 – Derivatives and Hedging: Contracts in Entity’s Own Equity.

13.Response: Historically, the Gladiator brand has been an important part of the Company and an area of focus for future growth and development.  Unfortunately, because the Company has been embroiled in litigation with the prior management of Gladiator, the future of the brand has been uncertain.  While the Company is confident that it will prevail in litigation, management remains hesitant to invest additional resources in developing the brand before the outcome of the litigation has been adjudicated.  Accordingly, brand development efforts remain in a holding pattern but management intends to reinvest and relaunch the brand once they have clarity about its future.  We continue to believe that the strength of the brand is an asset to the Company based on the reputation and recognition that it commands in the market. The operations while significantly pared back, are active but Gladiators future operations are uncertain.  The Company will add additional disclosure in future filings to clarify their intent and belief that they will be able to relaunch the Gladiator brand upon resolution of these pending litigation claims.  We believe that the size of the operations are accurately reflected in the disclosure based on the write-downs and treatment of the assets in the financial statements.

14.Response: Pursuant to the terms of the Gladiator Stock Purchase Agreement dated December 19, 2021, JMTM acquired 87% of the issued and outstanding stock for 870,000 JMTM common shares, with an “Earnout / Share Adjustment” clause offering additional shares for reaching certain revenue and earning benchmarks and a claw-back of the original shares for low performance.   Accordingly, due to a lack of performance the Company caused 500,000 shares to be returned and cancelled during the 1st quarter ended March 31, 2024. We recorded a debit to common stock and credit to additional paid-in capital at par value $0.001 for $500.

The Company applied by analogy the guidance in ASC 505-30 – Treasury Stock under the par value method. The shares were not repurchased, rather in this transaction they were immediately cancelled pursuant to the terms of the agreement, and deemed to have been retired.

15.Response: The Company did not allocate any portion of the loss to non-controlling interest for the nine months ended September 30, 2024, since the activity during this period was insignificant.  In connection with the filing of our December 31, 2024, Form 10-K, we will provide this calculation and related presentation.

16.Response: The Company recorded $1,091,374 as loan forgiveness; however, this was a typographical matter.  The amount recorded for other income was not actually a PPP loan forgiveness, rather an IRS refund for an overpayment of payroll taxes for multiple prior quarters.  We believe our payroll provider inadvertently debited our account for these taxes. As a result, no prior liability would have been recorded.  We did not know it was a receivable to us until we received the payment. We will revise this in our future filings to the proper title.

17.Response: The Company’s revenue during 2024 were 100% related to guard services, as we no longer sell personal protective products.  We will revise this in our future filings to the proper title.

18.Response: The Company did not record amortization during the nine months ended September 30, 2024.  We will record this amortization expense in connection with our December 31, 2024 Form 10-K.  Management has evaluated Staff Accounting Bulletin No. 99 - Materiality, and determined that quantitatively, this was a material balance, however, qualitatively it was not.  The Company had already reflected a net loss, stockholders’ deficit, and disclosed a going concern qualification.  We do not believe that an additional non-cash expense would be meaningful to a reader of our financial statements when considering the various negative indicators.

19.Response:  The Company had originally recorded a loan for $398,533 with New Tek Small Business Finance, LLC but the correct name should have been Bayview Funding, LLC. The loan was properly recorded at December 31, 2023 and September 30, 2024.

20.Response: The Company determined the fair value of the Series B, Preferred Stock issued for services rendered was more readily determinable than the fair value of the services provided, providing the best evidence of fair value.

The parity value (as-converted method) is not explicitly defined in the guidance under ASC 470-20 (Debt with Conversion and Other Options) or ASC 718 (Stock Compensation). However, the as-converted method is a commonly used approach for evaluating convertible instruments in specific contexts such as:

Earnings Per Share (EPS) Calculation:

a.The if-converted method is explicitly required in ASC 260-10-45-40 to 45-44 for calculating diluted EPS.

b.This approach assumes that all convertible instruments are converted into common shares at the beginning of the reporting period (or the issuance date if later), which affects the denominator of the EPS calculation.

Fair Value Assessment:

While not explicitly mandated by the guidance for fair value assessments, the if-converted method is widely accepted in practice for evaluating the fair value of convertible instruments, including preferred stock, particularly when assessing the value of conversion rights embedded in the instrument.

Valuation for Services Rendered

In cases of issuing convertible preferred stock for services rendered, the fair value of the instrument, including its embedded conversion feature, must be determined. While ASC 505-50 or ASC 718 does not specify the if-converted method as the valuation approach, practitioners often use it because:

1.It aligns with market-based valuation techniques by reflecting the potential conversion into common equity.

2.It provides a straightforward way to value the economic benefit of conversion rights, considering the current stock price and conversion terms.

Management notes the following:

•ASC 505-50-30-6: Non-employee equity awards are measured at the fair value of the equity instrument issued or the fair value of the services rendered, whichever is more reliably measurable.

•ASC 718-10-30-2: Equity-based transactions are measured based on the fair value of the equity instrument granted.

•ASC 470-20-25-13: For convertible instruments, the allocation of proceeds often involves evaluating the conversion feature, although it doesn't mandate a specific valuation method.

Additionally, when assessing the conversion feature, the Company noted that there was a fixed conversion ratio of 1 share of preferred “B” stock is equivalent to 50 shares of common stock.  There was no other fixed or variable conversion price noted

nor could any be derived.  When evaluating for a derivative liability or beneficial conversion feature, we note the preferred stock meets the definition of an equity instrument, therefore, no periodic fair value measurement is required for the conversion right.  Additionally, there is no BCF at the commitment date since the market price and conversion price would be considered equivalent, resulting in no intrinsic value.

21.Response: The Company reiterates the guidance relied upon when reviewing SEC comment letter question #12 as it pertains to the issuance of common stock and warrants issued as a unit for cash as follows:

To determine the fair value of the warrants issued we evaluated ASC 505-10 – Equity, which provides general guidance for equity transactions, including the issuance of stock and warrants, as well as focuses on recording equity instruments at fair value and allocating proceeds among multiple instruments issued in a bundled transaction.

When proceeds are received for a bundle of securities (e.g., common stock and warrants), the proceeds must be allocated to each component based on their relative fair values, per ASC 470-20 (Debt with Conversion and Other Options) principles, which are often applied by analogy.

We noted that these warrants met the definition of an equity instrument.  However, we applied the incremental method as we did not calculate the fair value of the warrants using a Black-Scholes model, rather we assigned the entirety of the proceeds received as the fair value of the common stock while treating the fair value of the warrants as a par value issuance (all equity instruments). The Company recorded the cash proceeds received and increased its common stock and additional paid in capital balances accordingly.   Additionally, we evaluated ASC 480 – Distinguishing Liabilities from Equity and noted that warrants are classified as equity since they are indexed to the Company’s own stock and meet the conditions for equity classification under ASC 815-40 – Derivatives and Hedging: Contracts in Entity’s Own Equity.

Best Regards,

Kip Eardley, President

James Maritime Holdings, Inc.

(702) 237-6834

keardley@gmail.com